SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )


                            ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44 8924 100
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 David L. Cohen
                                    Principal
                          Iridian Asset Management LLC
                               276 Post Road West
                             Westport, CT 06880-4704
                                  203-341-9000


                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                  June 27, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Iridian Asset Management LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                5,005,757

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                5,005,757

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,005,757

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.02% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             IA

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             LC Captial Management, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                5,005,757

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                5,005,757

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,005,757

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.02% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             HC

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CL Investors, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                5,005,757

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                5,005,757

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,005,757

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.02% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             HC

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             COLE Partners LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                108,500

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                108,500

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             108,500

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             HC

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Iridian Private Business Value Equity Fund, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                108,500

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                108,500

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             108,500

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             PN

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             David L. Cohen

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                5,098,757

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                5,098,757

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,098,757

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.13% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             IN

------------------------
CUSIP No.  44 8924 100
-----------------------


     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Harold J. Levy

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)|X|
                                                                          (b)|_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

    NUMBER OF           7       SOLE VOTING POWER
    SHARES
BENEFICIALLY OWNED BY           0
 EACH REPORTING
    PERSON              8       SHARED VOTING POWER
     WITH
                                5,098,757

                        9       SOLE DISPOSITIVE POWER

                                0

                       10       SHARED DISPOSITIVE POWER

                                5,098,757

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,098,757

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.13% (See Item 5(a))

     14      TYPE OF REPORTING PERSON

             IN

Item 1.           Security and Issuer.
------            -------------------

                  This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California 92626.

Item 2.           Identity and Background.
------            -----------------------

                  This statement is filed by Iridian Asset Management LLC ("Iridian"), LC Capital Management, LLC ("LC Capital"), CL Investors, Inc. ("CL Investors"), COLE Partners LLC ("COLE"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen and Harold J. Levy (collectively, the "Reporting Persons"). The Reporting Persons have filed this statement because they no longer have joint filing obligations together with Franklin Mutual Advisers, LLC ("FMA") with respect to securities of the Issuer, as disclosed in the Schedule 13D filed by each of FMA and the Iridian Reporting Persons on June 27, 2002.

                  The principal business address of each of the Reporting Persons is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

                  Each of Iridian, LC Capital and COLE is a Delaware limited liability company. CL Investors is a Delaware corporation. Iridian Private Business is a Delaware limited partnership. Each of David L. Cohen and Harold J. Levy is a citizen of the United States.

                  Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE.

                  The principal business of LC Capital is serving as the controlling member of Iridian. The principal business of CL Investors is serving as the controlling member of LC Capital. The principal business of COLE is serving as the general partner of Iridian Private Business. The principal business of Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Private Business. COLE, as the general partner of Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Private Business, share voting and dispositive power over the investments of Iridian Private Business.

                  Each of Messrs. Cohen and Levy owns 50% of the common stock of CL Investors and, as his principal occupation, serves as a director of CL Investors, as a manager and Principal of LC Capital and as a Principal and portfolio manager of Iridian.

                  Each of Messrs. Cohen and Levy also serves as an employee of Arnhold & S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under the Investment Advisers Act of 1940. A&SB Advisers acts as the investment adviser to First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle"), which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. To the Reporting Persons' knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of securities owned by First Eagle. As employees of A&SB Advisers, Messrs. Cohen and Levy perform A&SB's investment advisory duties and functions with respect to First Eagle, including the exercise of voting and dispositive power over securities held by First Eagle.

                  In addition to Messrs. Cohen and Levy, Jeffrey M. Elliott serves as a director of CL Investors and as a manager of LC Capital. He also serves as President, Treasurer and Secretary of CL Investors, as Executive Vice President of LC Capital and as Executive Vice President and Chief Operating Officer of Iridian, which constitutes his principal occupation. The principal business address of Mr. Elliott is 276 Post Road West, Westport, Connecticut 06880-4704 and he is a citizen of the United States.

                  None of the Reporting Persons nor Mr. Elliott has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows:

                  Iridian purchased 100 shares of Common Stock for total consideration (including brokerage commissions) of $3,287.95 derived from the capital of Iridian.

                  Accounts managed by Iridian (excluding Iridian Private Business) purchased an aggregate of 4,897,157 shares of Common Stock for total consideration (including brokerage commissions) of approximately $149.3 million derived from the capital of the managed accounts.

                  Iridian Private Business purchased an aggregate of 108,500 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $3.3 million derived from the capital of Iridian Private Business.

                  First Eagle purchased an aggregate of 93,000 shares of Common Stock for total consideration (including brokerage commissions) of approximately $2.5 million derived from the capital of First Eagle.

Item 4.           Purpose of Transaction.
------            ----------------------

                  Iridian intends to encourage the Issuer's management and board of directors to take steps to enhance the value of the Issuer and may hold discussions with members of the Issuer's management and/or board of directors and/or with other shareholders of the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 5,098,757 shares of Common Stock, representing 6.13% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 83,210,154 shares of Common Stock outstanding at May 10, 2002 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002).

                  The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

                 Name             Number of Shares           Percentage
                 ----             ----------------           ----------
Iridian (1)                           4,897,257                 5.9%
First Eagle                            93,000                   0.1%
Iridian Private Business               108,500                  0.1%

(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Private Business.


                  Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

                  LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their service as Principals of Iridian, to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital by virtue of their service as Principals and managers of LC Capital, and to possess beneficial ownership of the shares of Common Stock beneficially owned by CL Investors by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

                  COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock of which Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

                  Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 4,897,257 shares of Common Stock. LC Capital, CL Investors and Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 108,500 shares of Common Stock held by Iridian Private Business. COLE (in addition to LC Capital, CL Investors and Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Messrs. Cohen and Levy have the power to vote or direct the vote, and the power to dispose or direct the disposition, of the 93,000 shares of Common Stock held by First Eagle pursuant to their employment with A&SB Advisers described in Item 2 of this statement (which description is incorporated hereby by reference). By virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle, Messrs. Cohen and Levy, may be deemed to possess beneficial ownership of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

                  (c) Other than the transactions described in Schedule I of this statement, none of the Reporting Persons nor Jeffrey M. Elliott have effected any transactions in the Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons and Jeffrey M. Elliott has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian (or, in the case of First Eagle, managed by Messrs. Cohen and Levy) will be delivered into each such respective account.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
------            Respect to Securities of the Issuer.
                  ----------------------------------

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or Jeffrey M. Elliott, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In the case of the Reporting Persons, Iridian receives a fee from each of its managed accounts based upon the value of assets under management and, in certain cases, a certain percentage of realized and unrealized profits, if any, derived from the managed accounts' investments and Messrs. Cohen and Levy receive compensation under their employment arrangements with A&SB Advisors based indirectly upon the value of the assets of First Eagle under management by A&SB Advisors.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

Exhibit 1         Joint Filing Agreement.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 27, 2002           IRIDIAN ASSET MANAGEMENT LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                LC CAPITAL MANAGEMENT, LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                CL INVESTORS, INC.


                                                /s/ Jeffrey M. Elliott
                                                --------------------------------
                                                By: Jeffrey M. Elliott
                                                Title: President


                                                COLE PARTNERS LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                IRIDIAN PRIVATE BUSINESS VALUE
                                                EQUITY FUND, L.P.
                                                  By: COLE Partners LLC, General
                                                      Partner

                                                      /s/ David L. Cohen
                                                      --------------------------
                                                      By:  David L. Cohen
                                                      Title:  Principal


                                                /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, individually


                                                /s/ Harold J. Levy
                                                --------------------------------
                                                Harold J. Levy, individually

                                   SCHEDULE II

                                REPORTING PERSONS
                          TRANSACTIONS IN COMMON STOCK

                  Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.

            Date              Number of Shares              Price per Share (1)
            ----              ----------------              -------------------

May 6, 2002                        4,100                         $26.5000
May 15, 2002                       1,900                         $27.5600
June 3, 2002                       3,400                         $26.8700


(1)      Price includes commission.